Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

(Commission File No. 001-36273)

The following presentation was issued by EQT Corporation on July 27, 2017.

July 27, 2017 Analyst Presentation Filed by EQT Corporation (Commission File No. 1-3551) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Rice Energy Inc. (Commission File No. 001-36273)

Cautionary Statement Regarding Forward-Looking Information This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed acquisition of Rice Energy Inc. (Rice), the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s strategy to develop its Marcellus, Utica, Upper Devonian and other reserves; changes in EQT’s drilling plans and programs and the availability of capital to complete these plans and programs (including the number, type, average length-of-pay and locations of wells to be drilled and number of rigs); changes in production sales volumes and growth rates; projected natural gas prices, liquids price impact, basis, premium and average differential; total resource potential, reserves and estimated ultimate recovery (EUR); projected well costs, cost structure and service cost inflation; internal rate of return (IRR), compound annual growth rate (CAGR) and expected after-tax returns per well; projected market mix; infrastructure programs (including the timing, cost and capacity of expected gathering and transmission expansion projects); the cost, capacity, timing of regulatory approvals and anticipated in-service date of the Mountain Valley Pipeline (MVP); the ultimate terms, partners and structure of the MVP joint venture; monetization transactions, including asset sales, joint ventures or other transactions involving EQT’s assets; dividend and distribution amounts and rates; projected cash flows resulting from EQT’s limited partner interests in EQT GP Holdings, LP (EQGP); projected adjusted operating cash flow attributable to EQT, adjusted operating cash flow attributable to EQT Production, net income attributable to noncontrolling interests, EBITDA and pipeline and net marketing services revenues; the potential sale of Rice’s remaining midstream assets to EQT Midstream Partners, LP (EQM); projected capital contributions and capital expenditures; potential future impairments of EQT’s assets; risks related to EQT’s acquisition of Rice and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction with Rice does not close when expected or at all because required shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits and synergies of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (SEC) and available in the “Investors” section of EQT’s website, www.eqt.com, under the heading SEC Filings and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, www.riceenergy.com, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. We use certain terms in this presentation, such as “EUR” (estimated ultimate recovery) and total reserve potential, that the SEC’s guidelines prohibit us from including in filings with the SEC. These measures are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are less certain. 2

Important Information for Investors Important Additional Information In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving EQT and Rice will be submitted to EQT’s shareholders and Rice’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, PA 15222, Tel. No. (412) 553-5700, or to Investor Relations, Rice Energy, 2200 Rice Drive, Canonsburg, PA 15317, Tel. No. (724) 271-7200. Participants in the Solicitation EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph. 3

Non-GAAP Financial Measures Adjusted operating cash flow attributable to EQT and adjusted operating cash flow attributable to EQT Production are non-GAAP supplemental financial measures that are presented as indicators of an oil and gas exploration and production company’s ability to internally fund exploration and development activities and to service or incur additional debt. EQT includes this information because management believes that changes in operating assets and liabilities relate to the timing of cash receipts and disbursements and therefore may not relate to the period in which the operating activities occurred. Adjusted operating cash flow attributable to EQT excludes the noncontrolling interest portion of EQT Midstream Partners (EQM) adjusted EBITDA (a non-GAAP supplemental financial measure summarized below). Management believes that removing the impact on operating cash flows of the public unitholders of EQGP and EQM that is otherwise required to be consolidated in EQT’s results provides useful information to an EQT investor. Adjusted operating cash flow attributable to EQT Production means the EQT Production segment’s total operating revenues less the EQT Production segment’s cash operating expense, less gains (losses) on derivatives not designated as hedges, plus net cash settlements received (paid) on derivatives not designated as hedges, plus premiums received (paid) for derivatives that settled during the period, plus EQT Production asset impairments (if applicable). Adjusted operating cash flow attributable to EQT and adjusted operating cash flow attributable to EQT Production should not be considered as alternatives to net cash provided by operating activities presented in accordance with GAAP. EQT has not provided projected net cash provided by operating activities or reconciliations of projected adjusted operating cash flow attributable to EQT or EQT Production to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. EQT is unable to project net cash provided by operating activities because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. EQT is unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its and customers’ payments, with accuracy to a specific day, three or more months in advance. Therefore, EQT is unable to provide projected net cash provided by operating activities, or the related reconciliations of projected adjusted operating cash flow attributable to EQT and EQT Production to projected net cash provided by operating activities, without unreasonable effort. 4 Adjusted Operating Cash Flow Attributable to EQT and Adjusted Operating Cash Flow Attributable to EQT Production

Non-GAAP Financial Measures EQT Midstream Partners adjusted EBITDA means EQM’s net income plus EQM’s net interest expense, depreciation and amortization expense, income tax expense (if applicable), preferred interest payments received post-conversion, and non-cash long-term compensation expense less EQM’s equity income, AFUDC-equity, pre-acquisition capital lease payments for Allegheny Valley Connector, LLC (AVC), and adjusted EBITDA of assets prior to acquisition. EQT Midstream Partners adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of EQT’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, use to assess the effects of the noncontrolling interests in relation to: EQT's operating performance as compared to other companies in its industry; the ability of EQT's assets to generate sufficient cash flow to make distributions to its investors; EQT's ability to incur and service debt and fund capital expenditures; and the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities. EQT believes that EQT Midstream Partners adjusted EBITDA provides useful information to investors in assessing EQT's financial condition and results of operations. EQT Midstream Partners adjusted EBITDA should not be considered as an alternative to EQM’s net income, operating income, or any other measure of financial performance or liquidity presented in accordance with GAAP. EQT Midstream Partners adjusted EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect EQM's net income. Additionally, because EQT Midstream Partners adjusted EBITDA may be defined differently by other companies in EQT's or EQM's industries, the definition of EQT Midstream Partners adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measure. 5 EQT Midstream Partners Adjusted EBITDA

Non-GAAP Financial Measures As used in this presentation, EBITDA means the earnings before interest, taxes and depreciation of Rice’s retained midstream assets. EBITDA of these assets is a non-GAAP supplemental financial measure that management and external users of EQT’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, use to assess the potential contribution of Rice’s retained midstream assets to EQT’s future results of operations. EQT believes that the projected EBITDA of Rice’s retained midstream assets provides useful information to investors in assessing the impact of the proposed transaction on EQT’s future results of operations. EBITDA should not be considered as an alternative to net income, operating income, or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Additionally, because EBITDA may be defined differently by other companies in EQT’s industry, the definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measure. 6 EBITDA of Rice Retained Midstream Assets

EQT Profile 7 Announced Rice Energy acquisition on June 19, 2017 Current Pro forma for Rice Market Cap $ 10.2 B $ 16.8 B Enterprise Value $ 11.9 B $ 19.4 B Net Marcellus Acres 813,000 1,000,000 Core Net Marcellus Acres 483,000 670,000 Core Marcellus Undeveloped Locations 2,700 3,700 2017E Production 833 Bcfe 1,300 Bcfe 2016 Proved Reserves 13.5 Tcfe 17.5 Tcfe 2016 Proved Developed 6.8 Tcfe 9.0 Tcfe EQGP Equity Value $ 7.2 B $ 7.2 B As of 06/30/2017; market cap and enterprise value excludes debt at EQT Midstream Partners and Rice Midstream Partners pro forma *Sourced from published company reports; pro forma for Rice Acquisition

EQT Today – Key Investment Highlights World-class inventory at bottom of the cost curve Basin consolidation drives best-in-class economics Significant cash flow and NAV accretion from Rice acquisition EQGP and EQM growth opportunities resulting from recent acquisitions Cash flows from EQGP expected to double over next three years Strong balance sheet and liquidity Committed to address sum-of-the parts discount by the end of 2018 8 Positioned to generate sustainable growth through full cycle

Rice Energy Acquisition 9

EQT and Rice: Creating the Largest Natural Gas Producer in the U.S. 10 Based on closing prices as of 06/16/2017 * See slide 6 for important disclosures regarding Rice owned midstream EBITDA, a non-GAAP financial measure Pro Forma Ownership and Corporate Governance Consideration EQT acquiring Rice Energy for $6.7 B 0.37x shares of EQT stock per Rice share $5.30 in cash per Rice share EQT shareholders will own 65% of the combined company Rice will nominate two directors to the EQT board Financing Considerations EQT will issue $5.4 B equity, pay $1.3 B in cash EQT will assume or refinance $1.5 B of net debt and preferred equity EQT expected to maintain investment grade ratings Rice Assets Rice PA and OH acreage and production 187,000 PA net Marcellus acres 65,000 OH net Utica acres 1.3 Bcfe per day current production 92% of Rice GP, including incentive distribution rights and 28% of Rice Midstream Partners (RMP) units Rice owned midstream assets droppable into EQM – 2018E EBITDA $130 MM*

Sizable Transaction of High-Quality Core Acreage Immediately accretive to cash flow per share in excess of 20% in 2018 and 30% in 2019 Accretive to NAV per share 2018 expense synergies $100 MM Upstream synergies at least $2.5 B PV Significant upside to synergies Continue tactical acquisitions of fill-in acreage to extend laterals 11 Immediately accretive

Transaction is Highly Strategic to Becoming the Lowest Cost Natural Gas Producer Upstream Benefits Significantly improved well returns in Greene & Washington Counties Before transaction: 775 undeveloped locations with an average of 8,000’ lateral After transaction: 1,200 undeveloped locations with an average of 12,000’ lateral Returns per well increase from 52% to 70% at $3.00 NYMEX Sharing of technical data and best practices Additional infrastructure and optimization benefits – rig allocation, pad sites, water, access roads, etc. Increased access to premium Gulf and Midwest markets through combined firm transportation portfolio Midstream Benefits EQT controlled natural gas gathering systems will be the 4th largest in U.S. Gathering system connectivity enhances supply aggregation to Equitrans, OVC and MVP EQM and EQGP growth profiles enhanced Adds significant EQM drop-down inventory - $130 MM 2018E EBITDA Increased EQM organic growth opportunities Expands EQM third-party opportunity set More efficient development of gathering systems Higher returns to EQM & lower cost to EQT 12 Improves returns and increases upstream and midstream scale

Synergy Potential

Present value of economic savings pro forma for Rice acquisition ($B)

Capital Efficiencies*	G&A	Base Synergies	Upside Synergies

• Contiguous acreage leads to:
  • Longer laterals
  • Fewer wells
• Lower surface costs
	• Reduction of G&A for 10 years		• Potentially additional value



$ 1.9
$ 0.6
$ 2.5
Capital Efficiencies
G&A
Total Base Synergies
Additional Synergies Opportunities
Additional Opportunities

- Drilling and completion best practices
- Buying power
- Marketing optimization
- Upstream LOE optimization
- Lengthen WV laterals
- Perpetuity G&A savings
- MVP expansion
- IDR uplift
- Midstream optimization

Average Savings: $200 MM in 2018
$350 MM / yr 2019-2027

~$100 mm / yr 2018-2027

**Discounted at estimated WACC of 8.4% over 10 years, no terminal value*

13

Upside Synergy Potential Synergy Metric Up to PV ($B)* Drilling and completion best practices EUR improvements of 0 – 5% $2.5 Buying power 0 – 5% reduction in capital $1.4 Marketing optimization $0.00 - $0.05 / Mcfe improvement in realized price $1.4 Upstream LOE optimization $0.00 - $0.03 / Mcfe $0.8 Lengthen WV laterals Lengthen inventory by up to 2,000’ per well $0.7 Perpetuity G&A savings Value realized post-2027 $0.5 MVP expansion Accelerated by up to 3 years $0.2 Total $7.5 Other Potential Synergies (unquantified) IDR uplift EQM growth path extended Midstream optimization More efficient capital deployed 14 *Discounted at estimated WACC of 8.4%

Improving Economics - Marcellus 15 SW PA laterals extend from 8,000’ to 12,000’ – dramatically increasing returns IRR returns – wellhead price (NYMEX minus $0.50 basis) 68% 75% 101% 137% 35% 39% 52% 70% 13% 15% 21% 28% 0% 20% 40% 60% 80% 100% 120% 140% 160% 5 Well Pad 5,500' Lateral 6 Well Pad 6,000' Lateral 8 Well Pad 8,000' Lateral 12 Well Pad 12,000' Lateral ATAX IRR $3.00 $2.50 $2.00

Committed to Addressing Sum-of-the-Parts Post-Merger Committed to developing a plan to address sum-of-the-parts discount by the end of 2018 The Rice transaction does not impair EQT’s ability to address sum-of-the-parts discount Multiple paths exist to maximize shareholder returns Spin off midstream Sale of midstream or upstream business Sale of midstream shares / units Stock buybacks Actions to date: July 2012: IPO of EQT Midstream Partners, LP. EQT received $302 MM of gross proceeds July 2013: EQT sold its Sunrise Pipeline to EQM for $650 MM December 2013: EQT sold Equitable Gas Company, LLC for $740 MM in cash and $174 MM in other assets May 2014: EQT sold its Jupiter Gathering System to EQM for $1,200 MM March 2015: EQT sold its Northern West Virginia Marcellus Gathering System to EQM for $926 MM May 2015: IPO of EQT GP Holdings, LP. EQT received $714 MM of gross proceeds Q4 2016: EQT sold its remaining midstream assets to EQM and a third-party for $350 MM 16 Board focused on long-term shareholder value creation

EQT Implementation Strategy 2017 Expected activity levels and production guidance unchanged Pro forma sales volume guidance unchanged – estimated at 1.3 Tcfe Optimize long-term development plans focused on realizing higher returns by integrating acquired acreage 2018 Begin to realize capital, operational and administrative efficiencies Same pro forma feet-of-pay, developed with 20% fewer wells in PA Pro forma production sales volume guidance unchanged – estimated at 1.6 Tcfe Drop-down retained midstream assets to EQM Gathering system synergies will begin as midstream is integrated Develop a plan to address sum-of-the-parts discount at EQT 2019 Fully realize synergies Same pro forma feet-of-pay, developed with 35% fewer wells in PA Targeting cash-flow breakeven 17

Timing Update on Merger with Rice Pathway to closing Syndicated $1.4 B bridge loan Hart Scott Rodino clearance EQT to file Form S-4 (which will include proxy statements for both companies) SEC review of Form S-4 Shareholder votes and transaction close 18

Development Plan 19

2017 Capital and Development Plan 2017 capital investments of $1.5 B* $1.3 B for well development 178 wells in 2017 Average laterals of 8,400 ft Funding with operating cash flow of $1.2 billion, plus cash-on-hand** Focus on Marcellus Co-develop Upper Devonian Average 14 wells per pad in 2017 20 Focus on core Marcellus development *Excludes EQT Midstream Partners and Rice pro forma; unless otherwise noted, all guidance, forecasts and projections included in this presentation do not reflect the pro forma impact of the Rice Energy acquisition **See slide 4 for important disclosures regarding adjusted operating cash flow attributable to EQT, a non-GAAP financial measure Core Marcellus Core Upper Devonian OH WV PA

EQT Midstream 21

Valuable Midstream Business Significant cash flow growth from EQGP ownership Midstream cash flows to double over next three years 2017 EQT distribution equates to $0.24 / Mcfe Publicly traded security highlights value to EQT shareholders EQGP ownership in EQM: 100% of the Incentive Distribution Rights 48% incremental MLP distributions 26.6% LP interest 1.8% GP interest Control when, where, how midstream is designed, constructed, and operated EQM benefits from strong sponsor and EQT consolidation 22 EQT owns 90% interest in EQT GP Holdings, LP (NYSE: EQGP) 90% Limited Partner Interest 1.8% General Partner Interest & IDRs EQGP 21.8 million EQM Common Units EQM GP + IDRs Non-economic General Partner Interest 26.6% Limited Partner Interest 71.6% Limited Partner Interest 10% Limited Partner Interest EQT 239.7 million EQGP Common Units EQGP Non-economic GP EQGP Public Unitholders 26.5 million EQGP Common Units EQM Public Unitholders 58.8 million EQM Common Units EQM 80.6 million Common Units EQT Production

Benefits from Midstream Ownership 23 Cash flows to EQT from EQGP accelerating 37% CAGR 20% EQM distribution growth in 2017; and EQM long-term forecast 15-20% for 2018-2020 $MM

EQT Midstream Partners, LP (NYSE: EQM) Marcellus Gathering ~2.3 Bcf per day firm capacity, including 600 MMcf per day high pressure header pipeline for Range Resources 10-year fixed-fee contracts Equitrans Transmission & Storage 4.4 Bcf per day current capacity 950-mile, FERC-regulated interstate pipeline Fixed-fee contracts with an average remaining term of 16 years Provides connectivity to six interstate pipelines Appalachian Hub – connecting supply to demand markets 24 Transmission asset statistics as of 12/31/2016 and transmission capacity includes 0.85 Bcf/d of certificated capacity on the Ohio Valley Connector Interstate pipelines: Texas Eastern, Dominion Transmission, Columbia Gas Transmission, Tennessee Gas Pipeline Company, Rockies Express Pipeline LLC, and National Fuel Gas Supply Corporation

EQT Midstream Partners, LP (NYSE: EQM)

Mountain Valley Pipeline connects supply hub to southeast power generation markets

- JV with NextEra, ConEd, WGL, RGC Resources
  - 45.5% EQM ownership interest
  - EQM to construct and operate pipeline
- $3.0 B - $3.5 B total project cost
  - ~$1.5 billion EQM investment
- Q4 2018 targeted in-service
- 2 Bcf per day firm capacity commitments
  - 1.3 Bcf per day by EQT Production
  - Expect $0.21 / Mcfe premium to NYMEX at delivery point


OH
PA
MD
Mobley
WV
Access to Southeast Markets
VA
Transco Station 165
(Zone 5 Pool)

MVP significantly improves EQT pricing in 2019

25

EQT Today – Key Investment Highlights World-class inventory at bottom of the cost curve Basin consolidation drives best-in-class economics Significant cash flow and NAV accretion from Rice acquisition EQGP and EQM growth opportunities resulting from recent acquisitions Cash flows from EQGP expected to double over next three years Strong balance sheet and liquidity Committed to address sum-of-the parts discount by the end of 2018 26 Positioned to generate sustainable growth through full cycle

Appendix 27

2017 Guidance 28 Based on current NYMEX natural gas prices of $3.18

Marcellus Capacity

Rice acquisition triples capacity to Gulf

- Increased exposure to growing Gulf markets
- Multiple legs of transport provides flexibility to capture highest netback

Market Mix	2017E	2018E	2019E
TETCO M2	19%	34%	28%
TETCO M3	14%	11%	8%
TCO	5%	4%	3%
Midwest	24%	20%	15%
Gulf	38%	31%	24%
Southeast	0%	0%	22%

NYMEX*	$3.15	$3.00	$2.85
Basis	$(0.33)	$(0.24)	($0.16)
Realized price*	$2.82	$2.76	$2.69

*Assumed NYMEX and realized price; as of July 19, 2017; Market Mix is pro forma for Rice acquisition


697,000
878,500
485,000
495,000
450,000
1,360,000
1,290,000
EQT
Pro Forma

Ohio/Midwest

Pipe	Project	ISD	DTH/D
REX	E2W	Current	300,000
TETCO	U2GC	Current	47,000
ETP	Rover	Q4 17	150,000
REX	Z3 En.	Current	200,000
REX	E2W/Z3	Current	50,000
REX/TETCO - ANR	ML-7	Current	31,500
ETP	Rover	Q4 17	100,000

Northeast

Pipe	Project	ISD	DTH/D
TETCO	TEAM 14	Current	150,000
TETCO	TEMAX	Current	295,000
TGP	300L	Current	40,000
TETCO	TME3	Current	10,000

Gulf Coast

Pipe	Project	ISD	DTH/D
TETCO	TEAM 14	Current	150,000
TETCO	Gulf Mkts	Current	100,000
TETCO	Backhaul	Current	200,000
TETCO	Team South	Current	270,000
TETCO	Open	Current	50,000
CPG	Westside	Current	50,000
REX/TETCO - NGPL	Gulfcoast Exp	Current	75,000
REX/TETCO - ANR	Mainline	Current	145,000
TETCO	Access South	Nov-17	320,000

Southeast

Pipe	Project	ISD	DTH/D
EQM	MVP	Q4 18	1,290,000

29

Marcellus Capacity 30 Pricing details Basis 2017E 2018E 2019E TETCO M2 $(0.86) $(0.48) $(0.52) TETCO M3 $(0.58) $0.12 $0.07 TCO $(0.20) $(0.25) $(0.35) Midwest $(0.19) $(0.24) $(0.25) Gulf $(0.10) $(0.09) $(0.08) Southeast $0.21 Basis $(0.33) $(0.24) ($0.16) Market Mix 2017E 2018E 2019E TETCO M2 19% 34% 28% TETCO M3 14% 11% 8% TCO 5% 4% 3% Midwest 24% 20% 15% Gulf 38% 31% 24% Southeast 0% 0% 22% As of July 19, 2017; pro forma for Rice acquisition

Risk Management 31 Hedge Position – July 25, 2017 2017 is July through December 31 EQT sold calendar 2017 and 2018 calls/swaptions for approximately 16 and 33 Bcf, respectively, at strike prices of $3.53 and $3.47 per Mcf, respectively For 2017 and 2018 the Company also sold puts for approximately 2 and 3 Bcf, respectively, at a strike price of $2.63 per Mcf The average price is based on a conversion rate of 1.05 MMBtu/Mcf

Liquids 32 Volume growth and Marcellus impact Includes natural gas liquids, ethane, and oil Liquids Volume Growth Marcellus Liquids Price Impact (1200 Btu Gas) Pricing is as of 07/25/2017 and is the 1 year forward NYMEX and Mount Belvieu for Ethane $0.27, Propane $0.63, Iso-Butane $0.81, Normal Butane $0.77, and Pentanes $1.04.

Balance Sheet Strength Benefits of investment grade Supports consolidation strategy Assures operational flexibility through cycles Minimizes counterparty letter of credit requirements Enables EQM to fund organic projects / joint ventures (MVP) with lower-cost capital Strong liquidity $1.5 billion undrawn revolver $561 million cash* $750 million undrawn revolver at EQM 33 Strength in the numbers Sub-Investment Grade Investment Grade Rating (S&P) – EQT vs. Marcellus Peers Strong Balance Sheet* ($B) 06/30/17 Long-term debt $ 1.6 Short-term debt 0.7 Cash (0.6) Net debt (total debt minus cash) $ 1.7 *Includes cash equivalents; debt and cash excludes EQM Peers: AR, CNX, GPOR, RICE, RRC, SWN BBB BB+ BB BB - B+ B+ B+ EQT Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Investment Grade

Upper Devonian Co-Development Benefits of co-development of Marcellus and Upper Devonian Co-development increases value per acre by 38% Shared infrastructure improves IRR per well Upper Devonian: use-it or lose-it investment 34 Improves returns per acre Fracs Grow Toward Low Pressure Upper Devonian Economics D&C Costs Are Low Marcellus Only Marcellus + UD Number of wells 8 16 Lateral length 8,000’ 8,000’ Pad EUR (Bcfe) 154 250 Total costs ($MM) $ 59 $ 109 Realized price $ 2.50 $ 2.50 Pad NPV10 ($MM) $ 42 $ 58 Pad ATAX IRR 52% 39% Co-development

Transaction Details 35 Rice Energy Overview 187,000 core PA Marcellus net acres 64,000 PA Upper Devonian net acres 105,000 PA Utica net acres 65,000 core Ohio Utica net acres 2017E Production: 1.3 Bcfe/d Upstream Assets Attractive assets for future dropdowns to EQM 2018E EBITDA: ~$130 MM One of the largest gathering footprints in Ohio’s dry gas Utica core 166,000 core dedicated acres ~70% third-party 2017E gathering throughput of ~1,155 MDth/d EQT is acquiring Rice's 92% interest in Rice GP holdings 100% IDRs 28% ownership in LP units Retained Midstream Assets General Partner EIG Managed Funds GP Holdings 91.75% 8.25% 28% LP Units 100% IDRs

36 Corporate Structure Following Merger Legacy Rice Shareholders Public Unitholders EQM EQGP 2% GP Interest 100% IDRs 26% LP Interest Legacy EQT Shareholders Non-economic GP 90% LP Interest Public Unitholders 10% LP interest 65% 35% EQT Rice Retained Midstream RMP 72% LP Interest EIG Public Unitholders 72% LP Interest Rice GP 91.75% Interest 8.25% Interest Non-Economic GP 100% IDRs 28% LP Interest (28.8mm units)

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